PPL Corporation	Exhibit 21
Subsidiaries of the Registrant
At December 31, 2015

Company Name	State or Jurisdiction of
Business Conducted under Same Name	Incorporation/Formation

CEP Reserves, Inc.	Delaware

LG&E and KU Energy LLC	Kentucky

Louisville Gas and Electric Company	Kentucky

Kentucky Utilities Company	Kentucky and Virginia

PPL Capital Funding, Inc.	Delaware

PPL Electric Utilities Corporation	Pennsylvania

PPL Energy Funding Corporation	Pennsylvania

PPL Global, LLC	Delaware

PMDC International Holdings, Inc.	Delaware

PPL UK Holdings, LLC	Delaware

PPL UK Resources Limited	United Kingdom

PPL UK Distribution Holdings Limited	United Kingdom

PPL WPD Limited	United Kingdom

WPD Distribution Network Holdings Limited	United Kingdom

Western Power Distribution (South West) plc	United Kingdom

Western Power Distribution (East Midlands) plc	United Kingdom

Western Power Distribution (West Midlands) plc	United Kingdom